FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 27, 2014.

Ger. Gen. No.  46/2015.

Mr.

Hernán López B.

Superintendent of Securities Market Monitoring

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Answer to Ordinary Official Letter 8.438

Dear Sir,

On behalf of Enersis S.A. (Enersis or “the Company”), I am hereby answering the Ordinary Official Letter No. 8,438 dated April 24, 2015; in connection to a significant event released by us on April 22, 2015. Through the Official Letter, certain information is requested in reference to the knowledge of a significant event of our parent company, Enel SpA (“Enel”), in which it refers to the convening of the Board of Directors of Enersis, Endesa Chile and Chilectra S.A. to begin the analysis of an eventual corporate reorganization process aimed to separate electricity generation and distribution activities in Chile from those in other Latin American countries.

With respect to the matters requested in the Ordinary Official Letter, let me inform you the following:

1) Additional information that the controller of the Company could have passed or provided to the Chairman of the Board of Directors or to another executive of the Company concerning the eventual corporate reorganization.

In response to the question raised by the Superintendence, please find attached a PowerPoint presentation prepared by our parent company, named “Initiative for the reorganization of the corporate structure in Latin America”. This presentation was requested by the Chief Executive Officer to the Company’s controlling shareholder as part of the preparation for the upcoming meeting of the Board of Directors, scheduled for April 28th in order to analyze the Enel’s initiative.

In fact, as earlier communicated in the significant event of April 22nd, in the Board of Directors’ meeting scheduled for April 28th, the Board of Directors will examine the relevance of conducting studies about an eventual reorganization of the Enersis Group. Therefore, until the Board of Directors of Enersis decides whether or not to execute the aforementioned studies, it would be premature to determine as to which type of commercial operations might be possible or convenient toward optimizing Enersis’ corporate structure.  The decision as to whether or not to initiate eventual studies relies upon Enersis’ Board of Directors; and for that reason it is fundamental to wait for the decisions of the Board of Directors.

2) With regards to the effectiveness of the balance of the proceeds from the capital increase approved by the Extraordinary Shareholders’ Meeting of December 20, 2012 established for the acquisition of shareholdings in companies in which Enersis has direct or indirect stakes and the acquisition of companies in South America where Enersis operates:

Please find a table detailing the following aspects regarding the balance of the capital increase approved by the Extraordinary Shareholders’ Meeting of December 20, 2012: (i) the funds raised from the above-indicated capital increase; (ii) deduction of issuance expenses; (iii) the breakdown of the amounts invested in acquisitions of companies in South America by operation and; (iv) exchange rates and other adjustments.

Reconciliation of the proceeds of the capital increase as of 3/31/2015

As it is shown in the table, as of the date of this response, the unused balance of the capital increase approved by the Extraordinary Shareholders’ Meeting of December 20, 2012 amounts to Ch$ 813,302 million.

This information is hereby reported at the request of the Superintendence of Securities and Insurance and is complete and accurate as of the date of this response. There is no additional information available to Enersis with respect to any other aspect related to the capital increase approved by the Extraordinary Shareholders’ Meeting of December 20, 2012.

Sincerely yours,

Luca D’Agnese
Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange).

             Bolsa Electrónica de Chile (Electronic Stock Exchange).

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange).

             Banco Santander Santiago – Bondholders Representative.

             Comisión Clasificadora de Riesgos (Rick Classification Commission)

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

April 2015

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Current corporate structure: main limitations

Simplified current structure

ENEL SpA
100%
Enel Iberoamérica
60,6%
Enersis
99,1%
60,0%
Chilectra
EOC
CHILE
ARG
BR
COL
PERU

Complex corporate structure

• The existence of cross shareholdings between Enersis, Endesa Chile and Chilectra creates confusion for investors and other stakeholders
• The different holding companies have investments in the two main lines of business (generation and distribution) without a clear geographical focus
• Makes decision-making difficult

Duplication of investment instruments

• Limits growth and investment plans, both from the point of view of the different lines of business as in the main countries where Enersis operates
• Perception of a conflict of interest between Enersis and Endesa Chile in relation to the generation growth strategy

Differentiated markets

• Different realities between countries require autonomous and differentiated management

Reduced visibility of certain assets

• Enersis' valuation is affected by a significant holding discount as a consequence of the complex organizational structure
• Assets with reduced visibility (distribution business in Chile and international assets, among others) are undervalued by the market

2

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Current corporate structure

ENERSIS S.A.
SERVICIOS INFORMATICOS E INMOBILIARIOS LTDA.
SOC. AGRICOLA DE CAMEROS LTDA.
CHILECTRA S.A.
ENDESA CHILE S.A.
Compañía Eléctrica Tarapaca S.A.
Emgesa S.A.
(*) 94,95 % sobre Sociedad Portuaria Central Cartagena S.A.
(*) 94,95 % Emgesa
DECA S.A.
EEC S.A.
SOCIEDAD PORTUARIA CENTRAL CARTAGENA S.A.
INVERSORA CODENSA S.A.S.
CODENSA S.A.
YACILEC S.A.
CHILECTRA INVERSUD S.A.
CENTRAL DOCK SUD S.A.
INVERSORA DOCK SUD S.A.
LUZ ANDES LTDA.
EDELNOR S.A.
INVERSIONES DISTRILIMA S.A.
EMPRESA ELECTRICA DE COLINA LTDA.
GENERALIMA S.A.
EMPRESA ELECTRICA CABOBLANCO S.A.
EMPRESA ELECTRICA DE PIURA S.A.
COMPAÑÍA ENERGÉTICA VERACRUZ S.A.C.
Termoeléctrica Manuel Belgrano S.A.
Termoeléctrica José de San Martín S.A.
Central Vuelta de Obligado S.A.
ENDESA CEMSA S.A.
EASA
DISTRILEC INVERSORA S.A.
EDESUR S.A.
SACME S.A.
Generandes Perú S.A.
Edegel S.A.
ENEL BRASIL S.A.
EN-BRASIL COMERCIO E SERVICOS S.A.
EÓLICA FAZENDA NOVA-GERACAO E COMERCIALIZACAO DE ENERGIA S.A.
AMPLA ENERGIA S.A.
EGP MODELO I EÓLICA
EGP MODELO II EÓLICA
COELCE S.A.
CIEN S.A.
C.G.T. FORTALEZA S.A.
CACHOEIRA DOURADA S.A.

3

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Conditions prior to an eventual operation

- **It must be carried out according to market conditions (*arm's length*)**
- **It must not alter the current control structure**
- **It must not require additional financial resources from shareholders**
- **It should not result in any significant fiscal cost**
- **It must be compatible with Resolution 667/2002**

The objective of the operation is to maximize the potential growth of Enersis and its subsidiaries and to create value for its shareholders

4

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Corporate reorganization in Latin America: Main guidelines

The restructuring plan aims to simplify Enersis' organization and corporate structure, which implies separating the Chilean activities from the international activities. Specifically, the plan, which confirms the commitment of the Enel Group with Chile, includes:

A. Creating an operator to be exclusively dedicated to Chile and to become the country's principal electric player.

- Strongly focused on the digitalization of networks, on industrial and domestic clients and on the sustainable development of conventional generation

B. Creating an investment vehicle located in Chile with a streamlined and agile infrastructure in other Latin American countries:

This restructuring generates value for all stakeholders

- It enables a rapid deployment of the industrial plans for Chile and other countries, focusing on their respective requirements
- It increases the visibility of assets, which would allow, through the definition of new equity stories, a revaluation of the shares (as it has happened in Spain with Endesa)
- It boosts the Santiago Stock Exchange and its capitalization.

5

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Reorganizing the corporate structure in Latin America: Target structure

Subject to the approval of the governing bodies of Enersis, Endesa Chile and Chilectra Enersis' Restructuring Plan foresees the separation of Chilean activities from international activities

Current structure

Enel SpA
100%
Enel Iberoamérica
60,6%
Enersis
99,1%
60,0%
Chilectra
Endesa Chile
ARG
BR
CHI
COL
PE

Target structure

Enel SpA
100%
Enel Iberoamérica
60,6%
>50,0%
Enersis Chile
Enersis Américas
99,1%
60,0%
CHI Chile
EOC Chile
ARG
BR
COL
PE

Estimated 12-month calendar

6

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Possible reorganizing alternative of the corporate structure in Latin America

Conditioned to prior studies and relevant consultations, Enersis' restructuring plan could be structured according to the following three steps::

1 Corporate reorganization of Endesa Chile and Chilectra

Splitting the Chilean and the international perimeters into two Chilean companies

2 Creating a purely Chilean operator and a growth platform in Latin America

Splitting the Chilean assets of Enersis Americas into a Chilean "NewCo" (Enersis Chile)

3 Consolidating the international activities

Merging EOC Americas and Chilectra Americas into Enersis Americas

Enel SpA
100%
Enel Iberoamérica
60,6%
Enersis
99,1%
99,1%
60,0%
60,0%
Chilectra Chile
Chilectra Américas
EOC Américas
EOC Chile

Enel SpA
100%
Enel Iberoamérica
60,6%
60,6%
Enersis Chile
Enersis Américas
99,1%
60,0%
99,1%
60,0%
Chilectra Chile
EOC Chile
Chilectra Américas
EOC Américas
Dx and Gx International

Enel SpA
100%
Enel Iberoamérica
60,6%
>50,0%
Enersis Chile
Enersis Américas
Américas
Américas
99,1%
60,0%
Chilectra Chile
EOC Chile
ARG
BR
COL
PE

Publicly held companies

7

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Enersis post transaction

Consolidation of the Enel Group's bet for Chile.

- Design of a new **equity story** based:
  - At the industry level, in the innovation of Chile's energy model and in the development of the current business platforms through an investment plan of over € 2 billion over the next 5 years.
  - At the financial level, in maximizing cash flows and identifying their best use toward the creation of value.

International investment platform

- Creation of **Chilean-based international investment platform**:
  - An investment plan of over € 6 billion for the next 5 years.
  - A management team fully focused on the international side of the business.

8

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Proposed schedule

- **April 22**: The Board of Directors of Enel will meet in Santiago to analyze the proposed corporate reorganization, which is to be communicated to the market according to Italian regulations and passed to Enersis and the Chilean market.

- **April 28/29** : The boards of Directors of Enersis, Endesa Chile and Chilectra will examine the proposed reorganization in order to decide as to whether to begin the corresponding analyses.

- When the board of Directors of Enersis, Endesa Chile and Chilectra are in a position to approve the plan, they will summon their respective Shareholder Meetings in order to approve the operation.

9

BORRADOR PRELIMINAR – ESCENARIOS HIPOTÉTICOS – SUJETO A CAMBIOS

Endesa España: an example of value creation for Enel and all stakeholders

Transaction description

Enel
92.06%
Endesa España
60.62%
Enersis
Enel
92.06%
60.62%
Endesa España
Enersis

Definition of an equity story attractive to Endesa in Spain based on the following pillars:

- Industrial plan focusing on the Iberian market
- Management team dedicated to the country
- Visible and stable cash flows as the basis for the future dividends policy

A history of value creation

EUR
+ 55%
21.17
13.79
18.94
32.73
Price January 2014¹
Extra. Dividend
Current Price² (4/10/12)
Total

Creation of value of 55%, 36% vs. IBEX-35 over the same period

Evolution of Enel's shareholding in Endesa España

bln EUR
14,6
92%
14,1
70%
Pre-transaction pro-forma
Post transaction ²

The current value of Enel's shareholding in Endesa España is similar to the one prior to the transaction, despite having 22% less.

1. First closing of 2014 to eliminate speculation that affected the share price during the first six months of 2014.
2. Adjusted to incorporate the dividend distributed in January 2015.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2015